Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is a summary of the effect of the merger on Kraft Foods Group, Inc.’s long-term incentive plans made available to employees of Kraft Foods Group, Inc. on March 31, 2015.

Kraft Long-Term Incentive Treatment

Under the terms of the Kraft Stock Award Agreements and Kraft Heinz Merger Agreement

For employees with outstanding LTI awards at the time of closing*

LTI Vehicle	Treatment
Kraft shareholder	• Each Kraft share of common stock will convert to a Kraft Heinz share of common stock; Kraft shareholders will receive a $16.50 Special Dividend in connection with the closing

Restricted Stock Units (“RSU”)

•   RSUs retain all terms and conditions including vesting conditions

•   Each Kraft RSU will convert to one Kraft Heinz RSU

•   Award holders will receive a cash payment in respect of the $16.50 Special Dividend for each RSU, paid out via payroll no later than 30 days following the closing

Restricted Stock (“RS”)

•   RS retain all terms and conditions including vesting conditions

•   Each KRFT RS will convert to one Kraft Heinz RS

•   Award holders will receive the $16.50 Special Dividend for each RS, paid out via payroll on or about the same time as Kraft shareholders

Deferred Compensation Unit (“DCU”) For participants in Management Stock Purchase Plan

•   DCUs retain all terms and conditions

•   Each KRFT DCU will convert to one Kraft Heinz DCU

•   Award holders will receive a cash payment in respect of the $16.50 Special Dividend for each DCU, paid out via payroll no later than 30 days following the closing

Performance Shares

•   Current Performance Shares will be converted into a cash amount equal to the target shares multiplied by the pre-closing Kraft stock price (which will reflect the $16.50 Special Dividend), paid in two installments:

•   Payment 1: Pro-rated payment based on the number of full or partial months of the Performance Share Cycle completed prior to closing, divided by the number of months of the performance cycle, paid out via payroll no later than 30 days following the closing

•   Payment 2: Remaining portion of payment will be paid on the earlier of a) 1st anniversary of the closing (subject to continued employment through such date) or b) following the holder’s termination without cause

Stock Options (“Options”)

•   Options retain all terms and conditions including vesting conditions and expiration dates

•   Vested and Unvested Kraft Stock Options will convert to Kraft Heinz Stock Options

•   Option Adjustment Ratio = Kraft Heinz closing stock price on the first trading day after closing divided by pre-closing Kraft stock price (which will reflect the $16.50 Special Dividend)

•   Number of Kraft Heinz options = number of Kraft options prior to closing divided by the Option Adjustment Ratio; shares are rounded down to nearest whole share

•   Exercise Price of converted Kraft Heinz options = the original exercise price prior to closing multiplied by the Option Adjustment Ratio, rounded up to nearest whole cent

*	The information provided is a summary only and is qualified in its entirety by reference to the Agreement and Plan of Merger dated as of March 24, 2015 and the terms of the applicable stock plans and award agreements.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, treatment of equity awards and dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.